HRT Execution Services LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	6,971,402
Restricted cash		257,942
Due from affiliates		484,961
Receivable from broker-dealers, exchanges, and clearing organizations		272,360
Other assets		320,949
Operating lease right-of-use assets		2,047,938
Property, furniture, and leasehold improvements, net of accumulated depreciation and amortization of $2,101,140		784,770
Assets held for discontinued operations		1,034,405
Total assets	$	12,174,727

Liabilities and Members' Capital

Due to affiliates	$	140,000
Payable to broker-dealers, exchanges, and clearing organizations		96,470
Accounts payable and accrued liabilities		449,196
Operating lease liabilities		2,914,977
Liabilities held for discontinued operations		39
Total liabilities	$	3,600,682

Members' capital

Total member's capital		8,574,045
Total liabilities and member's capital	$	12,174,727

See Notes to Financial Statements.